Exhibit 14.1

tvardi THERAPEUTICAS, INC.
CODE OF BUSINESS CONDUCT AND ETHICS

Tvardi Therapeutics, Inc. (the “Company”) is committed to creating an environment where we are able to do our best work while maintaining the highest standards of business conduct and ethics. This Code of Business Conduct and Ethics (the “Code of Conduct”) reflects the business practices and principles of behavior that support this commitment. We expect every director, officer and employee (collectively, “personnel”) to read and understand the Code of Conduct and its application to the performance of his or her business responsibilities.

The Code of Conduct addresses conduct that is particularly important to proper dealings with the people and entities with whom we interact, but reflects only a part of our commitment. From time to time we may adopt additional policies or procedures with which our personnel are expected to comply, if applicable to them. Where there is no stated guideline in the Code of Conduct or otherwise, it is the responsibility of each employee to apply common sense, together with his or her own highest personal ethical standards, in making business decisions.

YOU SHOULD NOT HESITATE TO ASK QUESTIONS ABOUT WHETHER ANY CONDUCT MAY VIOLATE THIS CODE, VOICE CONCERNS OR CLARIFY GRAY AREAS. SECTION 19 BELOW DETAILS THE COMPLIANCE RESOURCES AVAILABLE TO YOU. IN ADDITION, YOU SHOULD BE ALERT TO POSSIBLE VIOLATIONS OF THIS CODE BY OTHERS AND REPORT SUSPECTED VIOLATIONS, WITHOUT FEAR OF ANY FORM OF RETALIATION. Violations of this Code will not be tolerated. Any employee who violates the standards in this Code may be subject to disciplinary action, which, depending on the nature of the violation and the history of the employee, may range from a warning or reprimand to and including termination of employment and, in appropriate cases, civil legal action or referral for regulatory or criminal prosecution.

After carefully reviewing this Code, you must sign the acknowledgment attached as Exhibit A hereto, indicating that you have received, read, understand and agree to comply with this Code. The acknowledgment must be returned either electronically in a manner provided for by the Company or to the person designated as the Company’s Chief Compliance Officer or such Chief Compliance Officer’s designee within ten (10) business days of your receipt of this Code and on an annual basis as the Company may require.

1.            HONEST AND ETHICAL CONDUCT

It is our policy to promote high standards of integrity by conducting our affairs in an honest and ethical manner. The integrity and reputation of the Company depends on the honesty, fairness and integrity brought to the job by each person associated with us. Unyielding personal integrity is the foundation of corporate integrity.

2.            LEGAL COMPLIANCE

Obeying the law is the foundation of the Code of Conduct. Our success depends upon our personnel operating within legal guidelines and cooperating with local, national and international authorities. We expect our personnel to understand the legal and regulatory requirements applicable to their business units and areas of responsibility. We hold periodic training sessions to ensure that all employees comply with the relevant laws, rules and regulations associated with their employment, including laws prohibiting insider trading. While we do not expect you to memorize every detail of these laws, rules and regulations, we want you to be able to determine when to seek advice from others. If you have a question about legal compliance, you must seek an answer from your supervisor or the Chief Compliance Officer.

Disregard of the law will not be tolerated. Violation of laws, rules and regulations of any country may subject an individual, as well as the Company, to civil and/or criminal penalties. You should be aware that conduct and records, including emails, are subject to internal and external audits and to discovery by third parties in the event of a government investigation or civil litigation. It is in everyone’s best interests to know and comply with our legal obligations.

a.            Insider Trading

Personnel who have access to confidential (or “inside”) information are not permitted to use or share that information for stock trading purposes or for any other purpose except to conduct our business. All non- public information about the Company or about companies with which we do business is considered confidential information. To use material non-public information in connection with buying or selling securities, including “tipping” others who might make an investment decision on the basis of this information, is not only unethical, it is illegal. You must exercise the utmost care when handling material inside information. Please refer to the Company’s Insider Trading Policy for more detailed information.

b.            International Business Laws

Our personnel are expected to comply with the applicable laws in all countries to which they travel, in which they operate and where we otherwise do business, including laws prohibiting bribery, corruption or the conduct of business with specified individuals, companies or countries. The fact that, in some countries, certain laws are not enforced or that violation of those laws is not subject to public criticism is not an excuse for noncompliance. We expect our personnel to comply with U.S. laws, rules and regulations governing the conduct of business by its citizens and corporations outside the U.S.

These U.S. laws, rules and regulations, which extend to all our activities outside the U.S., include:

•	The Foreign Corrupt Practices Act (the “FCPA”), which prohibits directly or indirectly giving anything of value to a government official to obtain or retain business or favorable treatment and requires the maintenance of accurate books of account, with all company transactions being properly recorded;

•	U.S. Embargoes, which generally prohibit U.S. companies, their subsidiaries and their employees from doing business with, or traveling to, countries subject to sanctions imposed by the U.S. government (currently, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea, so-called Donetsk People’s Republic, and so-called Luhansk People’s Republic regions in Ukraine), as well as doing business with specific companies and individuals identified on lists published by the U.S. Treasury Department;

•	U.S. Export Controls, which restrict exports from the U.S. and re-exports from other countries of goods, software and technology to many countries, and prohibit transfers of U.S.-origin items to denied persons and entities; and

•	Antiboycott Regulations, which prohibit U.S. companies from taking any action that has the effect of furthering or supporting a restrictive trade practice or boycott imposed by a foreign country against a country friendly to the U.S. or against any U.S. person.

We have adopted a standalone Anti-Corruption Policy, which provides guidance regarding compliance with the FCPA and other anti-corruption laws, as well as rules regarding interactions with, government officials. If you have a question as to whether an activity is restricted or prohibited, please ask before taking any action, including giving any verbal assurances that might be regulated by international laws.

c.            Antitrust Laws

Antitrust laws are designed to protect the competitive process and impose severe penalties for certain types of violations, including criminal penalties. These laws are based on the premise that the public interest is best served by vigorous competition and will suffer from illegal agreements or collusion among competitors. These laws generally prohibit:

•	formal or informal agreements with competitors that harm competition or customers, including price fixing and allocations of customers, territories or contracts;

•	formal or informal agreements that establish or fix the price at which a customer may resell a product; and

•	the acquisition or maintenance of a monopoly or attempted monopoly through anti-competitive conduct.

•	Certain kinds of information, such as our strategies, pipeline products, commercial intentions, and identification of potential partnerships and collaborations, pricing, production, inventory, business plans, budgets, projections, forecasts, financial and operating information, methods and development plans, should not be exchanged with competitors, regardless of how innocent or casual the exchange may be and regardless of the setting, whether business or social.

Antitrust laws impose severe penalties for certain types of violations, including criminal penalties and potential fines and damages of millions of dollars, which may be tripled under certain circumstances. Understanding the requirements of antitrust and unfair competition laws of the various jurisdictions where we do business can be difficult, and you are urged to seek assistance from your supervisor or the Chief Compliance Officer whenever you have a question relating to these laws.

d.            Lawsuits and Legal Proceedings

The Company complies with all laws and regulations regarding the preservation of records. Lawsuits, legal proceedings, and investigations concerning the Company must be handled promptly and properly. An employee must approach the Company’s Chief Compliance Officer immediately if he or she receives a court order or a court issued document, or notice of a threatened lawsuit, legal proceeding, or investigation. A legal hold suspends all document destruction procedures in order to preserve appropriate records under special circumstances, such as litigation or government investigations. When there is a “legal hold” in place, employees may not alter, destroy, or discard documents relevant to the lawsuit, legal proceeding or investigation. The Company’s Chief Compliance Officer determines and identifies what types of records or documents are required to be placed under a legal hold and will notify employees if a legal hold is placed on records for which they are responsible. If any personnel is involved on the Company’s behalf in a lawsuit or other legal dispute, he or she must avoid discussing it with anyone inside or outside of the Company without prior approval of the Company’s Chief Compliance Officer. Personnel and their managers are required to cooperate fully with Legal in the course of any lawsuit, legal proceeding, or investigation.

e.            Environmental Compliance

Federal law imposes criminal liability on any person or company that contaminates the environment with any hazardous substance that could cause injury to the community or environment. Violation of environmental laws can involve monetary fines and imprisonment. We expect employees to comply with all applicable environmental laws.

3.            FAIR DEALING

We strive to outperform our competition fairly and honestly. Advantages over our competitors are to be obtained through superior performance of our services, not through unethical or illegal business practices. Acquiring proprietary information from others through improper means, possessing trade secret information that was improperly obtained, or inducing improper disclosure of confidential information from past or present employees of other companies is prohibited, even if motivated by an intention to advance our interests. If information is obtained by mistake that may constitute a trade secret or other confidential information of another business, or if you have any questions about the legality of proposed information gathering, you must consult your supervisor or the Chief Compliance Officer, as further described in Section 10.

You are expected to deal fairly with our partners, suppliers, contributors, employees and anyone else with whom you have contact in the course of performing your job. Be aware that the Federal Trade Commission Act provides that “unfair methods of competition in commerce, and unfair or deceptive acts or practices in commerce, are declared unlawful.” It is a violation of the Act to engage in deceptive, unfair or unethical practices and to make misrepresentations in connection with sales activities.

4.            CONFLICTS OF INTEREST

Our personnel are required to avoid any conflict or potential conflict between their personal interests (including those of their significant others and immediate family) and the best interests of the Company. For example:

•	Tell us about any potential conflicts you have. For example, conflicts may arise when you, a significant other, or a member of your immediate family has a connection to one of the Company’s competitors or collaborators.

•	Do not establish or hold a significant financial interest in, or provide services to, any of our competitors, customers, partners or service providers. For example, you cannot advise or serve on the board for a Company competitor, even if you are not compensated for your work. You cannot make a significant investment in one of our competitors, either. A financial interest that exceeds $50,000 is presumed to be significant.

•	Do not conduct business on behalf of the Company if you have a personal stake in the outcome (other than the compensation you receive from the Company). For example, employees should not transact business on behalf of the Company with a company with which they have a financial interest. Material related-party transactions involving any executive officer or director must be publicly disclosed as required by applicable laws and regulations.

•	Do not solicit contributions for any charity or political candidate from any person or entity that does business or seeks to do business with us.

Please note that the examples listed above extend to conflicts involving the personal interests of your family members and significant others. In addition, please note that all loans and guarantees by the Company must be approved in advance by the Board of Directors or the Audit Committee because of the potential for conflicts of interest.

If you have any questions about a potential conflict or if you become aware of an actual or potential conflict, and you are not an officer or director of the Company, you should discuss the matter with your supervisor or the Chief Compliance Officer (as further described in Section 10). Supervisors may not authorize conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first seeking the approval of the Chief Compliance Officer and providing the Chief Compliance Officer with a description of the activity. If the supervisor is involved in the potential or actual conflict, you should discuss the matter directly with the Chief Compliance Officer. Officers and directors may seek authorizations and determinations from the Audit Committee of our Board of Directors. Factors that may be considered in evaluating a potential conflict of interest are, among others: (i) whether it may interfere with the personnel’s job performance, responsibilities or morale; (ii) whether the personnel has access to confidential information; (iii) whether it may interfere with the job performance, responsibilities or morale of others within the organization; (iv) any potential adverse or beneficial impact on our business; (v) any potential adverse or beneficial impact on our relationships with our customers or suppliers or other service providers; (vi) whether it would enhance or support a competitor’s position; (vii) the extent to which it would result in financial or other benefit (direct or indirect) to the personnel; (viii) the extent to which it would result in financial or other benefit (direct or indirect) to one of our customers, suppliers or other service providers; and (ix) the extent to which it would appear improper to an outside observer.

With respect to executive officers and directors of the company, notwithstanding anything to the contrary herein, the only action or relationship that shall be deemed a conflict is one that meets the requirement for disclosure in the company’s periodic filings with the SEC pursuant to Item 404 of Regulation S-K (“Related Party Transactions”). Related Party Transactions shall be approved by the Audit Committee as required by applicable laws and regulations, and provided such approval is obtained in advance and such transactions are publicly disclosed, such approval shall not be deemed a waiver of this Code.

5.            CORPORATE OPPORTUNITIES

You may not take personal advantage of opportunities for the Company that are presented to you or discovered by you as a result of your position with us or through your use of corporate property or information. Even opportunities that are acquired privately by you may be questionable if they are related to our existing or proposed lines of business. You may not use your position with us or corporate property or information for improper personal gain, nor should you compete with us in any way.

6.            CONDUCT OF SENIOR FINANCIAL PERSONNEL

Our Finance and Accounting Department has a special responsibility to promote integrity throughout the organization, with responsibilities to stakeholders both inside and outside of the Company. As such, the Board of Directors requires that the Chief Executive Officer and senior personnel in our Finance and Accounting Department adhere to the following ethical principles and accept the obligation to foster a culture throughout the Company as a whole that ensures the accurate and timely reporting of the Company’s financial results and condition.

Because of this special role, we require that the Chief Executive Officer, Chief Financial Officer, and any other people performing similar functions (“Senior Financial Employees”):

•	Act with honesty and integrity and use due care and diligence in performing his or her responsibilities to the Company.

•	Avoid situations that represent actual or apparent conflicts of interest with his or her responsibilities to the Company, and disclose promptly to the Audit Committee, any transaction or personal or professional relationship that reasonably could be expected to give rise to such an actual or apparent conflict. Without limiting the foregoing, and for the sake of avoiding an implication of impropriety, Senior Financial Employees will not:

o	accept any material gift or other gratuitous benefit from a customer, business partner, supplier or vendor of products or services, including professional services, (this prohibition is not intended to preclude ordinary course entertainment or similar social events); or

o	except with the approval of the disinterested members of the Board of Directors, directly invest in any privately-held company that is a customer, business partner, supplier or vendor of the Company where the Senior Financial Employee, either directly or through people in his or her chain of command, has responsibility or ability to affect or implement the Company’s relationship with the other company.

•	Provide constituents with information that is accurate, complete, objective, relevant, timely and understandable, including information for inclusion in the Company’s submissions to governmental agencies or in public statements.

•	Comply with applicable laws, rules, and regulations of federal, state and local governments, and of any applicable public or private regulatory and listing authorities.

•	Achieve responsible use of and control over all assets and resources entrusted to each Senior Financial Employee.

7.            CREATING A RESPECTFUL ENVIRONMENT

We have zero tolerance for any type of discrimination or harassment. We are proud to promote a culture and workplace where every single employee thrives and grows. If an employee believes there has been a violation of this policy, they should immediately report the situation to the Chief Compliance Officer so that an immediate investigation can be conducted. We expect everyone to treat each other with respect and dignity. Everyone is entitled to a work environment that is free of unlawful discrimination and harassment.

We are an equal opportunity employer. We do not unlawfully discriminate in employment opportunities or practices on the basis of gender, race, color, religion, age, citizenship, sexual orientation, gender identity, gender expression, marital status, pregnancy, national origin, ancestry, physical or mental disability or condition, or any other protected class under applicable federal, state, or local laws. We also prohibit unlawful discrimination based on the perception that anyone has any of those characteristics, or is associated with a person who has or is perceived as having any of those characteristics.

We are committed to maintaining a respectful workplace, which includes a working environment that is free from unlawful harassment. This policy applies to all work-related settings and activities, whether inside or outside the workplace, and includes business trips and business-related social events. If an employee believes that there has been a violation of this policy, he or she must report the possible violation to the Chief Compliance Officer.

8.            GIFTS AND ENTERTAINMENT

Business gifts and entertainment are meant to create goodwill and sound working relationships and not to gain improper advantage with partners or customers or facilitate approvals from government officials. The exchange, as a normal business courtesy, of meals or entertainment (such as tickets to a game or the theater or a round of golf) is a common and acceptable practice as long as it is not extravagant. Unless express permission is received from a supervisor, the Chief Compliance Officer or the Audit Committee, gifts and entertainment cannot be offered, provided or accepted by any personnel unless consistent with customary business practices and not (a) of more than U.S. $250.00 in monetary value, (b) in cash, (c) susceptible of being construed as a bribe or kickback, (d) made or received on a regular or frequent basis or (e) in violation of any laws. This principle applies to our transactions everywhere in the world, even where the practice is widely considered “a way of doing business.” Personnel should not accept gifts or entertainment that may reasonably be deemed to affect their judgment or actions in the performance of their duties. Our partners, suppliers, contributors, consumers and the public at large should know that our employees’ judgment is not for sale.

Under some statutes, such as the U.S. Foreign Corrupt Practices Act (further described in Section 2), giving anything of value to a government official to obtain or retain business or favorable treatment is a criminal act subject to prosecution and conviction. Discuss with your supervisor or the Chief Compliance Officer any proposed entertainment or gifts if you are uncertain about their appropriateness.

9.            PROTECTION AND PROPER USE OF COMPANY ASSETS

All personnel are expected to protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on our financial and operational performance. Our property, such as office supplies, computer equipment, and buildings, are expected to be used only for legitimate business purposes, although incidental personal use may be permitted. You may not, however, use our corporate name, any brand name or trademark owned or associated with the Company or any letterhead stationery for any personal purpose.

You may not, while acting on behalf of the Company or while using our computing or communications equipment or facilities, either:

•	access the internal computer system (also known as “hacking”) or other resource of another entity without express written authorization from the entity responsible for operating that resource; or

•	commit any unlawful or illegal act, including harassment, libel, fraud, sending of unsolicited bulk email (also known as “spam”) or material of objectionable content in violation of applicable law, trafficking in contraband of any kind or any kind of espionage.

If you receive authorization to access another entity’s internal computer system or other resource, you must make a permanent record of that authorization so that it may be retrieved for future reference, and you may not exceed the scope of that authorization.

Unsolicited bulk email is regulated by law in a number of jurisdictions. If you intend to send unsolicited bulk email to persons outside of the Company, either while acting on our behalf or using our computing or communications equipment or facilities, you should contact your supervisor or the Chief Compliance Officer for prior approval.

All data residing on or transmitted through our computing and communications facilities, including email and word processing documents, is the property of the Company and subject to inspection, retention and review by the Company, with or without a personnel’s or third party’s knowledge, consent or approval, in accordance with applicable law. Any misuse or suspected misuse of our assets must be immediately reported to your supervisor or the Chief Compliance Officer.

10.          CONFIDENTIALITY

One of our most important assets is our confidential information. We sometimes share confidential information with our personnel and we expect you to keep that information confidential, and not disclose or use it except as needed to perform your work here, as you agreed in your confidentiality agreement with the Company. If you don’t know whether something is confidential, ask your supervisor. Unless you hear otherwise, you should assume that everything (financials, strategy and plans, scientific and technical data, details and results of our studies and clinical trials, information about our drug candidates, personnel information, legal disputes, etc.) is confidential.

In addition, because we interact with other companies and organizations, there may be times when you learn confidential information about other companies before that information has been made available to the public. You must treat this information in the same manner as you are required to treat our confidential and proprietary information. There may even be times when you must treat as confidential the fact that we have an interest in, or are involved with, another company.

All of our personnel have a duty to refrain from disclosing to any person confidential or proprietary information about us or any other company learned in the course of employment here, until that information is disclosed to the public through approved channels (usually through a press release, an SEC filing or a formal communication from a member of senior management). This policy requires you to refrain from discussing confidential or proprietary information with outsiders and even with other Company employees, unless those fellow employees have a legitimate need to know the information in order to perform their job duties. Unauthorized use or distribution of this information could also be illegal and result in civil liability and/or criminal penalties.

You should also take care not to inadvertently disclose confidential information. Materials that contain confidential information, such as memos, notebooks, computer disks, memory sticks, laptop computers and mobile devices, should be stored securely. Unauthorized posting or discussion of any information concerning our business, information or prospects on the Internet is prohibited. You may not discuss our business, information or prospects on blog posts, in chat rooms, or in response to news reports or articles, regardless of whether you use your own name or a pseudonym. All Company emails, voicemails and other communications are presumed confidential and should not be forwarded or otherwise disseminated outside of the Company, except when required for legitimate business purposes. Be cautious when discussing sensitive information in public places like elevators, airports, restaurants and “quasi-public” areas within the Company, such as cafeterias. Please take special care when talking to your friends, family, or others about the Company or our industry.

In addition to the above responsibilities, if you are handling information protected by any privacy policy published by us, then you must handle that information in accordance with the applicable policy.

11.          MEDIA/PUBLIC DISCUSSIONS

It is our policy to disclose material information concerning the Company to the public only through specific limited channels to avoid inappropriate publicity and to ensure that all those with an interest in the company will have equal access to information. All inquiries or calls from the press and financial analysts should be referred to the Chief Financial Officer. We have designated our Chief Financial Officer as our official spokesperson for financial matters. We have designated our Chief Executive Officer, Chief Financial Officer and Chief Medical Officer as our official spokespersons for marketing, technical and other related information. Unless a specific exception has been made by the Chief Executive Officer or Chief Financial Officer, these designees are the only people who may communicate with the press on behalf of the Company. You also may not provide any information to the media about us off the record, for background, confidentially or secretly, or otherwise disclose such information on social media platforms.

12.        MAINTENANCE OF CORPORATE BOOKS, RECORDS, DOCUMENTS AND ACCOUNTS; FINANCIAL INTEGRITY; PUBLIC REPORTING

The integrity of our records and public disclosure depends upon the validity, accuracy and completeness of the information supporting the entries in our books of account. Therefore, our corporate and business records should be completed accurately and honestly. The making of false or misleading entries, whether they relate to financial results or otherwise, is strictly prohibited. Our records serve as a basis for managing our business and are important in meeting our obligations to our partners, local business customers, contributors, creditors, employees and others with whom we do business. As a result, it is important that our books, records and accounts accurately and fairly reflect, in reasonable detail, our assets, liabilities, revenues, costs and expenses, as well as all transactions and changes in assets and liabilities. We require that:

•	no entry be made in our books and records that intentionally hides or disguises the nature of any transaction or of any of our liabilities or misclassifies any transactions as to accounts or accounting periods;

•	transactions be supported by appropriate documentation;

•	the terms of commercial transactions be reflected accurately in the documentation for those transactions and all such documentation be reflected accurately in our books and records;

•	personnel comply with our system of internal controls; and

•	no cash or other assets be maintained for any purpose in any unrecorded or “off-the-books” fund.

Our accounting records are also relied upon to produce reports for our management, stockholders and creditors, as well as for governmental agencies. In particular, we rely upon our accounting and other business and corporate records in preparing the periodic and current reports that we file with the SEC. Securities laws require that these reports provide full, fair, accurate, timely and understandable disclosure and fairly present our financial condition and results of operations. Employees who collect, provide or analyze information for or otherwise contribute in any way in preparing or verifying these reports should strive to ensure that our financial disclosure is accurate and transparent and that our reports contain all of the information about the Company that would be important to enable stockholders and potential investors to assess the soundness and risks of our business and finances and the quality and integrity of our accounting and disclosures. In addition:

•	no employee may knowingly take or authorize any action that would cause our financial records or financial disclosure to fail to comply with generally accepted accounting principles, the rules and regulations of the SEC or other applicable laws, rules and regulations;

•	all employees must cooperate fully with our accounting and audit teams, as well as our independent public accountants and counsel, respond to their questions with candor and provide them with complete and accurate information to help ensure that our books and records, as well as our reports filed with the SEC, are accurate and complete; and

•	no employee should knowingly make (or cause or encourage any other person to make) any false or misleading statement in any of our reports filed with the SEC or knowingly omit (or cause or encourage any other person to omit) any information necessary to make the disclosure in any of our reports accurate in all material respects.

Any employee who becomes aware of any departure from these standards has a responsibility to report his or her knowledge promptly to a supervisor, the Chief Compliance Officer, the Audit Committee or one of the other compliance resources described in Section 10 or in accordance with the provisions of the Company’s Open Door Policy for Reporting Complaints Regarding Accounting and Auditing Matters.

13.          WAIVERS

Any waiver of this Code of Conduct for executive officers (including, where required by applicable laws, our principal executive officer, principal financial officer, principal accounting officer or controller (or persons performing similar functions)) or directors may be authorized only by the Board of Directors or, to the extent permitted by the rules of The NASDAQ Stock Market, a committee of the Board of Directors and will be disclosed to stockholders as required by applicable laws, rules and regulations.

14.          COMPLIANCE STANDARDS AND PROCEDURES

a.            Compliance Resources

To facilitate compliance with the Code of Conduct, we have implemented a program of awareness, training and review. We have established the position of Chief Compliance Officer to oversee this program. The Chief Compliance Officer is a person to whom you can address any questions or concerns. In addition to fielding questions or concerns with respect to potential violations of the Code of Conduct, the Chief Compliance Officer is responsible for:

•	investigating possible violations of the Code of Conduct;

•	training new personnel in the Code of Conduct policies;

•	conducting annual training sessions to refresh personnel’s familiarity with the Code of Conduct;

•	distributing copies of the Code of Conduct annually via email to all personnel with a reminder that each person is responsible for reading, understanding and complying with the Code of Conduct;

•	updating the Code of Conduct as needed and alerting personnel to any updates, with appropriate approval of the Audit Committee, to reflect changes in the law, Company operations and in recognized best practices, and to reflect the Company experience; and

•	otherwise promoting an atmosphere of responsible and ethical conduct.

Your most immediate resource for any matter related to the Code of Conduct is your supervisor. He or she may have the information you need or may be able to refer the question to another appropriate source. There may, however, be times when you prefer not to go to your supervisor. In these instances, you should feel free to discuss your concern with the Chief Compliance Officer. A dedicated email address for the Chief Compliance Officer at compliance@tvardi.com is available to those who wish to seek guidance on specific situations or report violations of the Code of Conduct, or to ask questions about the Company’s policies. If you are uncomfortable contacting the Chief Compliance Officer because he or she works in your department or is one of your supervisors, please use the toll-free compliance hotline as described in the Company’s Whistleblower Policy. If your concern involves potential misconduct by another person and relates to questionable accounting or auditing matters at the company, you should report that violation to the Chief Compliance Officer pursuant to the Company’s Open Door Policy for Reporting Complaints Regarding Accounting and Auditing Matters.

If you prefer to leave an anonymous message for the Chief Compliance Officer, you may do so by toll-free telephone listed in the Company’s Whistleblower Policy, although the Compliance Officer will be unable to obtain follow- up details from you that may be necessary to investigate the matter. Whether you identify yourself or remain anonymous, your telephonic contact will be kept strictly confidential to the extent reasonably possible within the objectives of the Code of Conduct.

b.            Clarifying Questions and Concerns; Reporting Possible Violations

If you encounter a situation or are considering a course of action and its appropriateness is unclear, you should discuss the matter promptly with your supervisor or the Chief Compliance Officer. Even the appearance of impropriety can be very damaging and should be avoided.

If you are aware of a suspected or actual violation of the Code of Conduct standards by others, you have a responsibility to report it. You are expected to promptly provide a compliance resource with a specific description of the violation that you believe has occurred, including any information you have about the persons involved and the time of the violation. Whether you choose to speak with your supervisor or the Compliance Officer, you should do so without fear of any form of retaliation. We will take prompt disciplinary action against any employee who retaliates against you, which may include termination of employment.

Supervisors must promptly report any complaints or observations of Code of Conduct violations to the Chief Compliance Officer. If you believe your supervisor has not taken appropriate action, you should contact the Compliance Officer directly. The Compliance Officer will investigate all reported possible Code violations promptly and with the highest degree of confidentiality that is possible under the specific circumstances. Neither you nor your supervisor may conduct any preliminary investigation, unless authorized to do so by the Compliance Officer. Your cooperation in the investigation will be expected. As needed, the Compliance Officer will consult with the legal department, the Human Resources department and/or the appropriate committee of the Board of Directors. It is our policy to employ a fair process by which to determine violations of the Code of Conduct.

With respect to any complaints or observations of violations that may involve accounting, internal accounting controls and auditing concerns under the Company’s Whistleblower Policy, the Compliance Officer shall promptly inform the Audit Committee, and the Audit Committee shall be responsible for supervising and overseeing the inquiry and any investigation that is undertaken.

If any investigation indicates that a violation of the Code has probably occurred, we will take such action as we believe to be appropriate under the circumstances. If we determine that an employee is responsible for a Code of Conduct violation, he or she will be subject to disciplinary action up to, and including, termination of employment and, in appropriate cases, civil action or referral for criminal prosecution. Appropriate action may also be taken to deter any future Code of Conduct violations.

Notwithstanding the foregoing, and notwithstanding any other confidentiality or nondisclosure agreement (whether in writing or otherwise, including without limitation as part of an employment agreement, separation agreement or similar employment or compensation arrangement) applicable to current or former employees, the Company does not restrict any current or former employee from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that (i) in each case such communications and disclosures are consistent with applicable law and (ii) the information subject to such disclosure was not obtained by the current or former employee through a communication that was subject to the attorney-client privilege, unless such disclosure of that information would otherwise be permitted by an attorney pursuant to 17 CFR 205.3(d)(2), applicable state attorney conduct rules, or otherwise. Any agreement in conflict with the foregoing is hereby deemed amended by the Company to be consistent with the foregoing.

15.          CHANGES

The Company reserves the right to amend, alter or terminate this Code at any time for any reason, subject to any applicable law requirements. The Audit Committee will be responsible for reviewing and recommending to the Board for approval any such amendments, alterations or other changes to this Code. The Audit Committee will review and reassess the adequacy of this Code at least annually, and recommend to the Board of Directors any changes the Audit Committee determines are appropriate. All changes must be promptly disclosed as required by law or regulation.

16.          WEBSITE DISCLOSURE

This Code, as may be amended from time to time, will be posted on the Company’s website. The Company will state in its annual proxy statement that this Code is available on the Company’s website and provide the website address as required by law or regulation.

Exhibit A

TVARDI THERAPEUTICS, INC.

CODE OF BUSINESS CONDUCT AND ETHICS ACKNOWLEDGMENT

I hereby acknowledge that I have received, read, understand and will comply with Tvardi Therapeutics, Inc.’s Code of Business Conduct and Ethics (the “Code”).

I will seek guidance from and raise concerns about possible violations of the Code with my supervisor or the Chief Compliance Officer.

I understand that my agreement to comply with the Code does not constitute a contract of employment.

Please sign here:____________________

Print name:________________________

Date:_____________________________

This signed and completed form must be returned to the Chief Compliance Officer within ten (10) business days of receiving the Code.